BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

03 SEP 22 AM 7:21

03032147

BAA

12 September 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

A. Livesley

Alison Livesley
Head of Investor Relations

dlw 9/23

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 September 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs 12 September 2003

BAA's busiest ever month: traffic figures for August 2003

BAA's seven UK airports experienced their busiest ever month in August when they handled 13.7 million passengers, an increase of 3.6% on August 2002.

All major markets recorded a continuation of the gradually improving trends noted since the end of the Iraq War and the decline of the SARS outbreak. The fastest growing market in August was European scheduled traffic, up 9.5%, fuelled by further rapid growth among the low fare carriers, but there was also a 3.0% increase in traffic for full service carriers operating in this market.

North Atlantic traffic edged closer to parity with last year, recording a drop of only 1.1% in August, while other long haul routes collectively posted an increase of 3.6%. Charter activity was 1.2% lower than last year, whilst Domestic traffic was up by 1.5%.

Among the individual airports, all except Aberdeen recorded gains in August. Heathrow recovered steadily throughout the month following the aftermath of the British Airways' dispute in late July, achieving an increase of 1.4%. Gatwick recorded an overall rise of 2.0%, helped by a 20.0% jump in European scheduled traffic. Strong growth in European scheduled traffic also pushed Stansted higher with a gain of 13.5%.

A second successive month of 79% increases at Southampton helped the airport pass the one million annual passenger milestone during the month. In Scotland, despite substantial increases in charter traffic, some retrenchment by low fare carriers had the effect of curbing recent rapid

growth. In August, Glasgow grew by 1.0% on last year, Edinburgh increased by 4.7% and Aberdeen was 7.1% lower.

The total number of air transport movements at BAA airports was 0.7% up on last year but the air cargo market continued to struggle, recording a 7.5% drop in tonnage handled during August.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel + 44 (0) 207 932 6692

BAA Traffic Summary : August 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Aug 03	% Change**	12 months to Aug 03	% Change***
Heathrow	6,185.6	1.4	27,557.5	-1.1	62,646.5	4.1
Gatwick	3,619.9	2.0	14,663.9	2.1	29,938.4	3.1
Stansted	1,978.8	13.5	8,382.1	12.0	17,645.9	18.5
London Area Total	**11,784.2**	**3.4**	**50,603.5**	**1.8**	**110,230.7**	**5.9**
Southampton	140.2	79.3	592.1	63.0	1,023.4	27.1
Glasgow	834.1	1.0	3,927.5	4.0	8,052.9	6.1
Edinburgh	717.4	4.7	3,357.9	7.5	7,305.8	9.9
Aberdeen	225.1	-7.1	1,117.0	-3.3	2,536.0	-0.1
Scottish Total	**1,776.5**	**1.3**	**8,402.4**	**4.3**	**17,894.6**	**6.6**
BAA Total	**13,701.0**	**3.6**	**59,598.0**	**2.5**	**129,148.7**	**6.1**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Aug 03	% Change**	12 months to Aug 03	% Change***
Heathrow	40,031	-1.0	192,387	-2.3	456,524	0.3
Gatwick	23,917	0.3	106,421	-0.3	236,999	2.2
Stansted	15,761	8.0	73,925	8.4	167,642	13.8
London Area Total	**79,709**	**1.1**	**372,733**	**0.2**	**861,165**	**3.2**
Southampton	3,273	24.1	14,981	20.6	30,386	7.2
Glasgow	8,180	-1.0	39,954	-0.2	88,664	-1.6
Edinburgh	9,071	-1.6	44,919	-1.7	105,448	0.8
Aberdeen	6,685	-7.5	33,891	-4.1	79,541	-5.1
Scottish Total	**23,936**	**-3.1**	**118,764**	**-1.9**	**273,653**	**-1.8**
BAA Total	**106,918**	**0.7**	**506,478**	**0.2**	**1,165,204**	**2.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Aug 03	% Change**	12 months to Aug 03	% Change***
Heathrow	94,269	-7.7	496,122	-4.1	1,232,065	4.4
Gatwick	17,898	-9.7	91,294	-9.3	230,671	-5.1
Stansted	14,440	-3.4	78,173	2.3	193,880	12.0
London Area Total	**126,607**	**-7.6**	**665,589**	**-4.1**	**1,656,616**	**3.8**
Southampton	24	-35.1	153	-12.0	360	-7.1
Glasgow	669	-10.2	2,800	-8.1	5,180	-2.7
Edinburgh	1,949	-5.0	10,475	11.8	24,149	32.3
Aberdeen	310	-8.6	1,522	-7.2	3,488	-11.2
Scottish Total	**2,928**	**-6.6**	**14,797**	**5.3**	**32,817**	**19.3**
BAA Total	**129,559**	**-7.5**	**680,539**	**-3.9**	**1,689,792**	**4.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: August 2003

Market	*BAA Total August 02 (000s)*	*BAA Total August 03 (000s)*	*% Change*
Domestic	2,277	2,311	1.5
Eire	649	627	-3.4
European Scheduled	4,693	5,140	9.5
European Charter*	2,053	2,028	-1.2
North Atlantic	1,839	1,820	-1.1
Other Long Haul	1,713	1,775	3.6
Total	**13,225**	**13,701**	**3.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.